OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

SXC Live Inc.

11601 Wilshire Blvd., Suite 500
Los Angeles, CA 90025

www.seatXchange.com

SEATXCHANGE

Convertible Promissory Note

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum Investment $10,000.00

Minimum Investment $250.00

Company	SXC Live Inc. dba SEATXCHANGE
Corporate Address	11601 Wilshire Blvd. Suite 500, Los Angeles, CA 90025
Description of Business	A low flat-fee, secure, easy-to-use mobile marketplace where fans can connect, share, buy, sell, and exchange tickets in real-time.
Type of Security Offered	Convertible Promissory Note
Purchase Price of Security Offered	
Minimum Investment Amount (per investor)	$250.00 (US)

Convertible Note l Minimum $250.00 (US)

Note converts to equity when the company raises $500,000 or more in a priced round.

Maturity Date: December 31, 2021

$5M valuation cap

20% discount rate

0% yearly interest rate

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in SXC Live Inc. dba SEATXCHANGE. The number of shares you will receive in the future will be determined at the next equity round in which the Company issues capital equity in the Company to any venture capital, institutional or other investor(s) in an aggregate amount of at least $500,000.00. The highest conversion price per share is set based on a $5M company valuation cap or if less then you will receive a 20% discount on the price the new investors are purchasing. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest back from the company.

Perks

$500 — If you invest $500, you will receive seatXchange apparel and special promotions for users.

$1,000 — If you invest $1,000, in addition to the previous prizes, you will also receive a special mention on our website (www.seatXchange.com) thereby forever engraving your name in our company's history books.

$5,000 — If you invest $5,000, in addition to the previous prizes, you will also receive a VIP invite for you and a guest to our Red-Carpet Fan Appreciation Event where you can mingle with celebrities, see performances by Babyface and other surprise guests, and meet our team.

$10,000 — If you invest $10,000, in addition to the previous prizes, you will also receive private transportation to the Red Carpet Fan Appreciation Event as well as a special invite for you and a guest to our Exclusive Fan-Appreciation After Party with no more than 100 guests in attendance.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

A ***peer-to-peer*** marketplace where users can ***securely*** and ***affordably connect***, buy, sell, and ***exchange*** event tickets/seats at ***anytime***.

Peer-to-Peer: users buy, sell and exchange tickets/seats with one another.

Secure: users can view another user's ratings, reviews, and common social media connections before accepting a transaction. At the end of each transaction, each user rates and reviews the other. SXC also offers a transaction history for seats (two patents pending regarding verification of seating rights – discussed below). SXC also offers a money back guarantee.

Affordable: by charging a low flat transaction fee, SXC has aligned itself with the fans and brokers. The better the marketplace functions, the more money SXC makes. Current online marketplaces charge high percent-based transaction fees. As ticket prices continue to rise, these percent-based fees are making it cost-prohibitive to go to live-events.

Connect: fans can connect their SXC account with their social media accounts enabling them to see which of their friends are going to an event as well as mutual connections with other users before transacting with them. With ***Cost-Share***, fans can purchase tickets with their friends and each person pay for themselves and receive their own ticket. Fans can also ***Transfer Tickets*** to their connections. Additional

Connect features will be added post-launch such as last-minute hotel offerings, transportation, and merchandising.

Exchange: fans can pay or get paid to exchange seats with other fans. Discussed below under "Benefits."

Anytime: Available from five days before event start-time until the event ends.

__Sales, Supply Chain, & Customer Base__

Initially, revenue will be derived from transaction fees. Other revenue opportunities include: (i) partnerships with venues, teams, artists, and related service providers such as last minute hotels, transportation; (ii) partners who wish to target SXC users through "act-now" product placement and featured placement in the promotions section of the platform; (iii) VIP Shop (feature will be added after product launch) – users may purchase merchandise and unique VIP experiences; (iv) access to analytical data collected during events; and (v) licensing of patent rights.

Target customer is: (i) Caucasian (70% of live-event attendance in United States); (ii) male (51%) or female (49%); (iii) between the ages of 18-34 (millennial mobile growth and nearly half of live-event attendance; and (iv) sports enthusiast (45% market; and majority men) or concert enthusiast (26% market; and majority women).

__Competition__

SXC's platform is a significant improvement of an overlap of the Secondary Ticket Market and the Seat Upgrade SaaS Market.

Secondary Ticket Market: Very fragmented. Notable players include: Ticketmaster, RazorGator, StubHub, SeatGeek, Vivid Seats, and Gametime. These companies allow users to buy or sell event tickets before an event starts (with some minor exceptions allowing limited transactions for a limited time after start time).

Seat Upgrade Market (SaaS): Notable players include Pogoseat, VenueNext, and Experience. These companies partner with venues and/or teams integrating their technology into the venue/teams platform. They offer in-event seat upgrades into unsold and unused seats.

__Liabilities and Litigation__

N/A.

The team

Officers and directors

Amir Amini	Founder l President

Amir Amini
Amir Amini is the Founder and President of SEATXCHANGE. He left a successful legal career spanning more than thirteen years to follow his dream and bring SEATXCHANGE to life. Most recently since 2012 Amir served as Senior Associate at Sanchez & Amador LLP's and led its Business & Real Estate Litigation Team where he represented companies and individuals in complex business litigation, commercial contracts, fraud, trademarks, trade secrets, copyrights, unfair competition, and defamation. Amir was named a Super Lawyer Rising Star in the field of Business Litigation for 8 of the past 9 years. Amir graduated cum laude, from the University of Michigan Law School in 2003, where he served as Associate Editor of the Michigan Telecommunications and Technology Law Review and was the starting shooting guard on the Intramural Graduate Basketball Championship team. With a love of sports and entertainment, Amir has attended over 1000 live events! Amir had the idea for SEATXCHANGE while attending a game where a series of bad circumstances turned into one of the best fan experiences of his life – he was able to switch sides at halftime and watch his team drive on offense the entire game. Amir quickly realized there are countless reasons why fans may want to exchange seats during an event, but there is no platform to do it. SEATXCHANGE offers a peer to peer marketplace where users can buy, sell and exchange seats at any time.

Related party transactions

Founder Amir Amini provided a Loan Advance to the Company on November 29, 2016, in the amount of $50,000.00 at zero percent interest until such time Company could reimburse Mr. Amini. On December 8, 2016, the Company repaid Mr. Amini $25,000.00, leaving a balance of $25,000.00. On July 3, 2017, the Company repaid Mr. Amini an additional $20,000.00, leaving a balance of $5,000.00. As of July 19, 2017, the Company continues to owe Mr. Amini $5,000.00, however it is expected that the loan will be repaid in full by September 1, 2017. Further, two (2) percent of the then vested shares of the common stock (immediately following the issuance of 6,000,000 founder shares to Mr. Amini) were issued to Nick Price who invited Mr. Amini to the football game during which Mr. Amini conceived of the idea that became seatXchange.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently have 2 patents pending. We believe the most valuable component of our intellectual property portfolio is our patents (pending) and that some of the Company's current value depends on the strength of these patents (pending). The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to in-venue verification system of seating rights.

- **Although we will have the advantage of first to market, there are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established market players with significantly more resources than the Company. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a brand-new company, we are pre-revenue and expect to launch publicly in Los Angeles end of August 2017 in order to find product market fit before we raise another round of financing to scale into additional cities.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the seatXchange platform is a good idea, that we will be able to successfully market, develop and attract users of the platform and that we can price it right and sell it to enough people so that the company will succeed. We have yet to launch so we have yet to acquire any users. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to continue to find product market fit in Los Angeles and/or to scale into other cities.** We estimate that we will require at least $400,000 to find product market fit in Los Angeles. Most of the funds have already been raised, but If we are unable to raise the remainder of the funds we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand and use of the seatXchange platform,, people think its a better option than the competition and seatXchange has priced the services at a level that allows the company to make a profit and still attract business.
- **The cost of enforcing our patents could prevent us from enforcing them.** Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from

entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the twelve (12) months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to go public. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.
- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Amir Amini, 77.4% ownership, Common Stock

Classes of securities

- Common Stock: 7,752,418

Common Stock

The Company is authorized to issue up to 10,000,000 shares of Common Stock. There are a total of 7,752,418 shares of Common Stock issued and outstanding on a fully diluted basis.

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock. The Company's certificate of incorporation does not currently authorize the issuance of Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of Preferred Stock. The Company's certificate of incorporation does not currently authorize the issuance of Preferred Stock.

- SAFE: 849,440

SAFE (Simple Agreement for Future Equity)

The Company has issued SAFE's to 23 investors for a total amount of $849,440.00. All SAFE's have a Valuation Cap of $5,000,000, all but two investors have a Discount Rate of 20%, and convert into Preferred Stock (the rights and preferences of which have not yet been defined) or Common Stock, per the terms below.

Conversion/Repayment Terms

1. <u>Equity Financing</u>.

If there is an a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing"), the Company will automatically issue to the Investors a number of shares of Preferred Stock equal to the SAFE Purchase Amount divided by the Conversion Price. The Conversion Price is (i) the Safe Price (the price per share equal to the Valuation Cap divided by the company's capitalization)or (ii) 80% of the price per share of the Preferred Stock sold in the Equity Financing, whichever calculation results in a greater number of shares of Preferred Stock to the Investor.

2. <u>Liquidity Event</u>.

If there is a Change of Control or an Initial Public Offering (a "Liquidity Event"), the Investor will, at its option, either (i) receive a cash payment equal to the SAFE Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. "Liquidity Price" means either (i) the price per share equal to the post-money valuation attributable to the Company in connection with the Change of Control or Initial Public Offering, as applicable, multiplied by the Discount Rate or (ii) price per share equal to the Valuation Cap divided by the Liquidity Capitalization, whichever calculation results in a greater number of shares of Common Stock.

3. <u>Dissolution Event</u>.

A Dissolution Event is (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Upon a Dissolution Event, the Company will pay an amount equal to the SAFE's Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFE's (the "Dissolving Investors") are insufficient to permit the payment to the such Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this paragraph.

- Convertible Promissory Notes (Series 2017-CF): 0

Convertible Promissory Notes to be issued in this Offering

The Company is seeking to seeking to sell up to $107,000 in convertible promissory notes in this offering (the "Notes").

Interest Rate and Maturity

All Notes have a 0% interest rate and mature date of December 31, 2021 (the "Maturity Date").

Conversion Terms

1. Mandatory Conversion at Qualified Financing.

Upon the occurrence of a financing of the Company prior to the Maturity Date in which the Company issues capital equity in the Company ("New Shares") to any venture capital, institutional or other investor(s) in an aggregate amount of at least $500,000.00 (a "Qualified Financing"), the principal amount of this Note thereon shall be automatically cancelled and converted into such New Shares at a valuation of the Company equal to the lesser of (i) 80% of the Company post-money valuation attributable to the Company in connection with the Qualified Financing and (ii) $5,000,000.00 (the "Valuation Ceiling"), and otherwise on the same terms, conditions and rights as other purchasers of such New Shares.

2. Optional Conversion on Change of Control.

Upon a Change of Control, the Holder, in its sole discretion, shall have the option to convert the entire outstanding principal amount of the Note into New Shares of the Company. As used herein "Change of Control" shall mean the consummation of any transaction or series of related transactions (including the acquisition of the Company by another entity and any reorganization, merger, consolidation or equity exchange, but excluding the sale of securities by the Company in a transaction whose sole purpose is to raise financing for the Company) that results in the shareholders of record of the Company immediately prior to the transaction or transactions holding less than fifty percent (50%) of the voting power of the Company or acquiring company, as applicable, immediately after the transaction or transactions, or which results in the sale of all or substantially all of the assets of the Company. In each such instance, subject to the acceleration option set forth below, the principal amount of the Note shall be automatically cancelled and converted into New Shares at a valuation of the Company equal to the lesser of (i) 80% of the Company post-money valuation attributable to the Company in connection with the Change of Control and (ii) the Valuation Ceiling; provided, however, that in the event of a Change of Control, in lieu of converting the Note into New Shares of the Company, the Investor may elect to accelerate the Maturity Date of the Note such that the outstanding principal shall become due and payable as of the effective date of the Change of Control.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically our founder, Amir Amini. As a result, he has the ability to make all major decisions regarding the Company. As a holder of the Notes, you will have no voting rights. Even upon conversion of the Notes purchased in this offering, you will hold a minority interest in the Company and the founder will still control the Company. In that case, as a minority holder you will have limited ability,if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until early September 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation unless the Company reduces its significant marketing spend during those 6 months which will allow the Company to operate for 12 months without revenue generation. The majority of the losses for the prior year were for the initial app development but going forward we have developers on a monthly retainer fee of $10,000.00 to continue to service the app while adding new features and improving current features.

Financial Milestones

The Company is currently pre-revenue. The Company is investing heavily into its pre-registration campaign which commenced on June 7, 2017, and will continue to ramp up its marketing spending heading into the Beta launch expected to be late July early August 2017, and further ramping up into public launch and following launch end of August - early September 2017. The Company forecasts a net loss for at least one year while it educates consumers regarding the revolutionary marketplace it is creating and simultaneously invests in creating liquidity for certain events in order to support a positive fan experience and promote organic growth.

Currently we have prepared financial projections through fiscal year end 2017 under two different models. Both projections assume that: (i) we will grow the user base by 5% per week through year end with a total of 34,153 users by 12/31/2017; (ii) the only revenue stream will be transaction fees; (iii) 50% of all transactions on the platform will be buy/sell and 50% of all transactions on the platform will be an exchange; (iv)

10% of the total transactions will involve a cost-share; (v) 25% of all transactions will involve a $5 referral fee credit to the user thereby discounting the fees received by the platform; and (vi) each transaction involves two tickets. Under the first projection model we assume that each user processes one transaction every three months on the platform and under the second projection model we assume that each user processes one transaction every six months on the platform.

With these assumptions, the Company forecasts between $165,000 and $333,000 gross revenue through fiscal year end 2017. Additionally, based on the same assumptions, the company forecasts a monthly run rate between (-$30,000) and $16,000 for month ending 12/31/17.

These projections may be materially impacted positively or negatively by various factors such as (i) growth of users; (ii) frequency of usage; (iii) average quantity of tickets per transaction; and (iv) additional revenue streams. The company is currently exploring multiple higher-margin revenue streams which would materially impact the Company's financial projections.

Liquidity and Capital Resources

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, the Company may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company.

At this time, the Company has raised $850,000 of its total first round raise of $950,000 with the remaining final portion being offered in this crowdfunding campaign. The funds raised from this crowdfunding campaign, whether successful or not, will not materially impact the Company's viability. The Company has cash on hand to continue operations through at least fiscal year end 2017 without raising additional capital. Further, the Company has multiple viable options to raise the remaining $100,000 of its first round raise being offered by this crowdfunding campaign but made the decision to give its prospective users/fans an opportunity to own a piece of the company. These options include, but are not limited to, various individual angel investors and/or groups that expressed an intent to invest in the company but the first round raise was completed (except for the remaining $100,000 the company management decided to make available via this crowdfunding campaign).

Indebtedness

The Company has an outstanding note to its founder for $5,000. The notes bears cash interest of 0% per month, paid monthly, with the balance due and payable by September 1, 2017.

Recent offerings of securities

- 2017-07-12, Regulation D, 849440 SAFE. Use of proceeds: SAFE Note Note converts to equity during the Company's next Preferred Stock equity financing $5M valuation cap 20% Discount SAFE Notes Outstanding: $849,440.00 Amount of Notes Outstanding: 23 ________________________ Use of Funds: Build native iOS and android apps, website, videos, protect IP, marketing, legal, and operations. The Company still has a significant portion of the proceeds on hand and those funds, as well as the funds raised by this offering, will be used for ongoing operations and marketing.

Valuation

$5,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The terms of the Convertible Note merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6%)	$600	$6,420
Escrow Fees	$0	$0
Professional Fees	$0	$0
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$0	$0
Marketing	$9,400	$100,580
Working Capital	$0	$0

Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 and up to $107,000 in this offering through Regulation Crowdfunding.If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 6-12 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows: to support our various marketing initiatives which includes, but is not limited to: (i) online digital marketing; (ii) influencer marketing; (iii) street teams; (iv) PR; and (v) strategic marketing partnerships and/or joint ventures.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at www.seatXchange.com/annualreports labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SXC Live Inc.

[See attached]

SEATXCHANGE
1270 Granville Ave.
Los Angeles, CA 90025
310-804-0128
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

BALANCE SHEET (unaudited)

September 13, 2016 (inception)

Information Current as of December 31, 2016

BALANCE SHEET:

Current Assets	
Cash:	$46,413.23
Patent	$4,000.00
Website	$4,000.00
Total Assets	**$54,413.23**
Liabilities and Stockholder's Equity:	
Related Party Advance	$25,000.00
Total Liabilities:	$25,000.00

Stockholder's Equity:

Common Stock (10,000,000 shares authorized par value $0.0001, 6,709,441 issued (please note that not all of the issued shares have vested. Please see **Note 1** below).	$671.00
Additional Paid-in Capital	$209,260.50
Retained Earnings:	-$154,847.27
Total Stockholder's Equity:	$29,413.23
Total Liabilities and Stockholder's Equity:	$54,413.23

*******NOTE 1: Please See Vesting Schedule below for shares issued***

SHAREHOLDER	SHARES (common)	DATE BECAME SHAREHOLDER	NOTES (e.g. vesting schedule, if applicable)
Amir Amini (Founder)	6,000,000	9/13/16	Per Bylaws; BOD Minutes
Scot Richardson (Advisor)	130,434	11/1/16	Advisory Agreement. One year term. 65,214 shares immediately vested. Remaining 65,214 shares equal amounts each quarter over one year term.
Dave Mathews (Advisor)	130,434	10/26/16	Advisory Agreement. One year term. 65,214 shares immediately vested. Remaining 65,214 shares equal amounts each quarter over one year term.
Jordan Edelson (Advisor)	104,347	12/21/16	Advisory Agreement. One year term. 20,869 shares immediately vested. Remaining shares vest equal amounts each quarter over one year term.
Brent Seals (Advisor)	91,304	11/30/16	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term.
Nick Price	130,434	10/22/16	Subscription Agreement
US Law Group (Corporate Counsel)	122,488	9/7/16	Retainer Agreement payment by common stock up to 2% of the company valued at $750,000 in exchange for legal services at a rate of $425/hour.

SEATXCHANGE
1270 Granville Ave.
Los Angeles, CA 90025
310-804-0128
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

INCOME STATEMENT (unaudited)

September 13, 2016 (inception)

Information Current as of December 31, 2016

STATEMENT OF OPERATIONS:

Revenues:	$0.00
Expenses	
Research & Development	$152,573.00
Sales & Marketing	$0.00
General & Administrative	$2,274.27
Net Loss:	-$154,847.27

SEATXCHANGE
1270 Granville Ave.
Los Angeles, CA 90025
310-804-0128
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

STATEMENT OF CASH FLOW (unaudited)

September 13, 2016 (inception)
Information Current as of December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss:	-$154,847.27
Total:	-$154,847.27

CASH FLOWS FROM INVESTING:

Acquisition of Patent:	$4,000.00
Website:	$4,000.00
Total:	$8,000.00

CASH FLOWS FROM FINANCING: -$193,260.50

CHANGE IN CASH FLOWS:

Beginning Cash:	$0.00
Ending Cash:	$46,413.23

SEATXCHANGE
1270 Granville Ave.
Los Angeles, CA 90025
310-804-0128
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

STATEMENT OF STOCKHOLDERS' EQUITY (unaudited)

September 13, 2016 (inception)

Information Current as of December 31, 2016

STATEMENT OF STOCKHOLDERS EQUITY:

	Common stock		Paid-in Capital	Retained Earnings
	Shares	Amount		
Beginning Balance:	0	0	0	0
Founders stock:	6,000,000	600	-	-
Shares Issued for Services:	709,441	71	-	-
Contributed Capital:	-	-	$209,260.50	-
Net Loss:	-	-	-	-$154,847.27
December 31, 2016:	6,709,441	$671.00	$209,260.50	-$154,847.27

NOTES FROM OPERATIONS

NOTE 1 – NATURE OF OPERATIONS

SXC Live Inc. dba SEATXCHANGE ("Company") was incorporated on September 13, 2016 ("Inception") in the State of Delaware. The Company's headquarters are located in Los Angeles, California.

The Company is developing a mobile peer-to-peer marketplace where users can securely and affordably connect, buy, sell, and exchange event tickets/seats before and during an event.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly/indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 19, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company is pre-revenue. It expects to recognize revenue from transaction fees after the app is launched.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.
The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

Please see Note 6 for more detail on a Related Party Advance.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or knows of any pending or threatened litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDER'S EQUITY

Common Stock
The Company has authorized the issuance of 10,000,000 shares of its stock (common and/or preferred) with par value of $0.0001. The Company as of December 31, 2016, has issued and outstanding 6,709,441 shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Founder Amir Amini provided a Loan Advance to the Company on November 29, 2016, in the amount of $50,000.00 at zero percent interest until such time Company could reimburse Mr. Amini. On December 8, 2016, the Company repaid Mr. Amini $25,000.00, leaving a balance of $25,000.00. On July 3, 2017, the Company repaid Mr. Amini an additional $20,000.00, leaving a balance of $5,000.00. As of July 19, 2017, the Company continues to owe Mr. Amini $5,000.00, however it is expected that the loan will be repaid in full by September 1, 2017. Further, two (2) percent of the then vested shares of the common stock (immediately following the issuance of 6,000,000 founder shares to Mr. Amini) were issued to Nick Price who invited Mr. Amini to the football game during which Mr. Amini conceived of the idea that became seatXchange.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred through July 19, 2017, the issuance date of these financial statements. Although the Company is a C-Corporation, the Company's 2016 tax returns were inadvertently filed as an S-Corporation. On December 28, 2016, the Company notified the IRS of the inadvertent error and requested to revoke the Company's election as an S-Corporation. On February 27, 2017, the IRS issued a letter notifying the Company that it revoked the Company's election to be treated as an S-Corporation beginning January 1, 2017. As such, as of January 1, 2017, the Company will be treated as a C-Corporation, however, for the period ending December 31, 2016, the Company was treated as an S-Corporation.

Further, since January 1, 2017, the Company has issued an additional 1,042,977 shares of common stock as set forth in the following table:

Head of User Acquisition -- Robert Gleason	697330	6/9/17	Employee Agreement. 4% shares (305,780) vested immediately, The remaining 5% vests per vesting schedule: (i) 1.25% after one year of full employment with SXC; (ii) the remaining 3.75% vests in equal monthly installments over 36 months.
Advisor -- Kenny Edmonds aka "Babyface"	130434	6/7/17	Advisory Agreement. One year term. Equal quarterly shares.
Advisor -- Marvin Epstein	52172	2/15/17	Advisory Agreement. One year term. One quarter, or 13,043 shares vest each quarter over the one year term.
Advisor -- Paresh Ghelani	97824	6/9/17	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term.
Advisor -- Bob Sabouni	65217	1/15/17	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term.

I, Amir Amini, the Founder and President of SXC Live Inc., hereby certify that the financial statements of SXC Live Inc. and notes thereto for the period ending December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year December 31, 2016, the amounts reported on our tax returns were total income of --$14,589.00; taxable income of -$11,166.00 and total tax of $0.00.

[signature] (Signature)
Founder & President (Title)
7/20/17 (Date)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments Edit My Campaign Jason K.

SEATXCHANGE is pending **StartEngine Approval.**

PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $107K goal

SEATXCHANGE

Real-Time Live-Event Ticket Marketplace

Small OPO · Los Angeles, CA · Events
US Investors Only

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Overview Team Terms Updates Comments Share



CHECK THE
EXPERIENCE

Sit Where You Want, When You Want, and Stay Within Your Budget!

Join the Xfan Revolution!

As fans, we have been conditioned to sit in the same seat for the entire concert, game, or show. Why? Because we don't have any other options! Yes, you can ask the person next to you to change seats, or if you s[ee an] open seat a couple rows away you may grab it, but that only works around you, not for the entire stadium.

Chat

I was "conditioned" just like you, despite attending countless live-events, the thought of exchanging seats with someone on the other side of the stadium never even crossed my mind, it wasn't possible.... But then on August 13, 2016, all that instantly changed when through a series of what unlikely and frustrating (at the time) circumstances my seats were switched at halftime to nearly the identical seats on the other side of the stadium and I got the opportunity to watch my team on offense both


STEP 3: SET XCHANGE CRITERIA
PREFERRED OPTION 1
PREFERRED OPTION 2
ADD PREFERRED OPTION
SEATXCHANGE
Your seat
Your choice


A Real-Time
SEATXCHANGE
"SeatXchange is completely innovating the event-goer's experience. I am behind this revolution because it gives my fans an opportunity to seamlessly exchange tickets in a simple and smooth way for an overall better experience. No other platform is able to provide the amount of possibilities SeatXchange has to offer."

ways. It was one of the coolest fan experiences of my life! As that was sinking in, I noticed the couple next to me was getting ready to leave, their car was on the other side of the stadium and they wanted to avoid traffic. Its a good thing I convinced them to stay or they would have missed one of the best comebacks I've seen in person. It is at that moment seatXchange was conceived!

Think about it, it makes no sense that people can't exchange seats. Think about all the live-events you've seen, now imagine you had a platform where you can conveniently exchange seats inside the event, how would that have changed your experience? The list of reasons to exchange are endless, but to the left you can see 10 common reasons we've identified.

Now creating a marketplace isn't easy, specially in ticketing where the big boys have all the power. Adding to the challenge is that this is a peer-to-peer marketplace. So in order to create liquidity, we decided to fix the current secondary market to create liquidity for the new market we are creating. So here is what "they" do, that we do better: (i) $5/ticket flat platform fee, regardless of ticket price. We succeed the more transactions (liquidity) that happens, not the higher ticket prices go (and we will have a majority of the tickets you see on StubHub and other platforms the day we launch); (ii) you can see where your friends are sitting so you can buy tickets in the same section; (iii) you can see ratings, reviews, and mu connections before you transact; and (iv) you can cost-share tickets your friends.

We've built the team and the platform to bring this to life, but we need fans like you to make it a reality! SeatXchange is a peer-to-peer marketplace so the more Xfans, the better it works and the better the experience for everyone. In that light, we decided to crowdfunding the last small portion of our seed round to give other fans, like you, the opportunity to join us as Xfans and help reinvent the live-event experience.

- Amir Amini CEO

Perks

$500 — If you invest $500, you will receive seatXchange apparel and special promotions for users.

$1,000 — If you invest $1,000, in addition to the previous prizes, yo also receive a special mention on our website (www.seatXchange.com) thereby forever engraving your name in our company's history books.

$5,000 — If you invest $5,000, in addition to the previous prizes, you will also receive a VIP invite for you and a guest to our Red-Carpet Fan Appreciation Event where you can mingle with celebrities, see performances by Babyface and other surprise guests, and meet our team.

$10,000 — If you invest $10,000, in addition to the previous prizes, you will also receive private transportation to the Red Carpet Fan Appreciation Event as well as a special invite for you and a guest to our Exclusive Fan-Appreciation After Party with no more than 100 guests in attendance.

INVESTMENT

Convertible Note l Minimum $250.00 (US)

Note converts to equity when the company raises at least $500,000 in qualified equity financing.

Maturity Date: December 31, 2021

$5M valuation cap

20% discount rate

0% yearly interest rate

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"*SeatXchange is completely innovating the event-goer's experience. I am behind this revolution because it gives my fans an opportunity to seamlessly exchange tickets in a simple and smooth way for an overall better experience. No other platform is able to provide the amount of possibilities SeatXchange has to offer*." - Kenny "Babyface" Edmonds (11-Time Grammy Award Winner)

THE FIRST TICKET MARKETPLACE BASED ON EFFICIENT MARKET THEORY

SeatXchange is designed by the fan for the fan. We do everything the other ticket marketplaces do, but better! Plus, we offer a unique, first-of-its-kind in-venue, real-time seat exchange.

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WHAT WE DO BETTER

- **No more broker fees:** Do you think Amazon's stock would trade millions of shares a day if you had to pay 10-15% each time you bought or sold the stock? Of course not. It doesn't make sense as ticket prices go up, fees go up--its the same transaction! **We are $5/ticket platform fee regardless of ticket price!** We win when you win; not the higher ticket prices go. We are on your side.

- **See Ratings/Reviews/Mutual Connections of Sellers:** Imagine if you see two tickets on a currently available marketplace, one for $200 and one for $220, right next to each other with same view, which one would you buy? Obviously the cheaper one right? Now imagine you see the same two tickets on our platform, and imagine for now the price was the same, although it would likely be cheaper on ours, but now you see the one at $200 has bad ratings, reviews, and no mutual connections, but the one at $220 has good ratings, reviews, and a couple mutual connections--which one do you buy? Do you want to get in or do you want your money back? We guarantee your money back too, but if you're like me, you would not buy the $220. Now maybe if it was $300 you wouldn't, but don't you think that information would be useful to have? Now you can see Ratings/Reviews/Mutual Connections before you transact with someone.

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- **Find Friends and Buy Tickets in the Same Section:** See which friends are going to an event, and where they are sitting, so you can buy tickets in the same section (unless privacy mode is enabled).

- **Cost-Share Tickets** with your friends.

THE GAME-CHANGER | REASONS TO EXCHANGE

REAL-TIME, IN VENUE SEAT EXCHANGE

SEATXCHANGE

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WHY XCHANGE SEATS DURING AN EVENT?

- Switch sides at halftime to follow your favorite player or team.
- Leaving early? Get paid for your seat.
- Sit with your team.
- Get paid to move back and let other Xfans experience sitting close.
- Sit closer to your friends.
- Move away from the person sitting next to you.
- Meet new people.
- Check out a different view.
- Get closer to your car/exit.
- Can't afford front row tickets? Get close for what you can afford.


TODAY
LOS ANGELES
SPORTS
SHOWS
14 Connections
Los Angeles Lakers vs. New York Knicks
LAKERS CENTER, 7:30 PM
218 Available
BUY FROM $52
12 Connections
Los Angeles Dodgers vs. Chicago Cubs
DODGERS STADIUM, 8:00 PM
128 Available
BUY FROM $90
10 Connections

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SEATXCHANGE VALUE TO USERS

	SEATXCHANGE		Resellers StubHub		Saas pogoseat		Other craigslist	
	Before	During	Before	During	Before	During	Before	During
Trust	✓	✓	✓			✓		
Ease of Use	✓	✓	✓					
Low Fees	✓	✓					✓	✓
Availability	✓	✓	✓			✓	✓	
XCHANGE	✓	✓						
Cost-Share	✓	✓						

- Trust
- Ease of Use
- Low Fees
- Availability
- XCHANGE
- Cost-Share

SEATXCHANGE VALUE TO VENUES

Provides venues a ***verification system*** for seating rights, ***new revenue channel(s)***, access to ***one-of-a-kind data***, while helping ***fill empty seats*** by increasing ticket utility.

- **Verification System:** Currently, once a ticket is scanned granting access to the venue the ticket's barcode becomes inactive. In other words, every fan inside a venue is holding an inactive ticket. Imagine if I sold you a ticket in section 100, but before I sold it to you I made a copy of the same ticket. Then you enter the event with the ticket you purchased from me and I enter with another crappy ticket in section 300. After entry, I go to the seats I sold you and I claim the seats are mine and show the copy I made of your tickets. Both of us have a copy of the same inactive barcode, whose seat is it? In fact, I can show that I had the tickets before you. Although this may not significant problem now, the problem does exist. We have filed patents (pending) relating to verification of seating rights inside an event venue: (i) at-entry verification system; (ii) post entry peer-to-peer verification system. This would effectively create a barcode for inside the venue.

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- **New Revenue Channel:** Venue partners will be offered revenue sharing in exchange for integration of the seatXchange verification technology (patent pending) with venue barcode scanners enabling a peer-to-peer primary marketplace for seating rights.

- **Fill Empty Seats:** The better the secondary market works, the better the primary market works. SeatXchange is a giant leap toward creating a more efficient marketplace by providing security, access, and transferability thereby increasing a ticket's utility.

SEATXCHANGE VALUE FOR ALL

SeatXchange's connected platform collects **revolutionary real-time data that can create a win-win situation for all**. Current ticketing companies may know who buys a ticket, but they most likely don't know who is inside the venue.

SeatXchange has data on who's inside, and what they are doing. With this real-time data, the possibilities are endless. For example:

- SXC' platform will collect one-of-a-kind, real-time data on fans transactions, preferences, and interests during events.

- Artists can ask their fans to vote for their favorite song, see which sections vote for what, and in real-time make their performance more interactive to their audience.

- Fans will be able to connect with their friends, each other, and performers to create an enhanced shared experience for all.

- Venues will be able to better service their fans by offering them the services and products that will take their event experience to the next level.

THE XFAN REVOLUTION IS HAPPENING NOW!

Since the idea for seatXchange was born (August 2016), it has been full stream ahead including a successful launch of our pre-registration campaign (June 7, 2017) which continues to pick up traction as we get closer to public launch in August 2017.


Competitive Advantages
1st TO MARKET
+
LOW FLAT FEES
+
AVAILABLE ANYTIME
XCHANGE
+
PATENT PENDING
+
CONNECT / SHARE

SEATXCHANGE MILESTONES

- Raised $850,000 (to date) in capital.

- Pre-Registration Campaign launched June 7, 2017.

- Filed two patents (pending) for in-venue verification of seating rights which would effectively create a barcode for inside venues. Currently there is no way to tell the difference between two copies of the same ticket once inside a venue.

- Organized a diverse and experienced team of advisors collectively holding nearly 100 patents and two ticket market exits. This includes 11-time Grammy Award Winner and co-founder of LaFace Records Kenny "Babyface" Edmonds.

- Partnered with Forbes recognized development agency Appster to build seatXchange in both native iOS and native Android, with Appster taking a substantial portion of their payment in equity at the same terms offered here and to our investors.

- Secured strategic exclusive licenses and partnerships (including exclusive license for a ticketing company to use the Newaer SDK which allows peer-to-peer connectivity even where there's no data or Wifi, such as some event venues. (Read more at www.newaer.com).

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SEATXCHANGE

A Real-Time SEATXCHANGE

TAKE CONTROL OF **YOUR EXPERIENCE!**


STEP 3: SET XCHANGE CRITERIA
PREFERRED OPTION 1
SELECT SECTIONS ON CHART:
PRICE TYPE:
ASKING PRICE:
112, 113, 114, 115
Offering
$ 40 ea
PREFERRED OPTION 2
SELECT SECTIONS ON CHART:
PRICE TYPE:
ASKING PRICE:
301, 308, 309, 310
Asking
$ 50 ea
ADD PREFERRED OPTION
ADD COMMENT:

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- Pay or get paid to exchange seats with other fans.
- Send Xchange requests or receive match notifications to your phone.
- It's easy and there's no commitment necessary!

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SEATXCHANGE

TRANSACT WITH CONFIDENCE

- Check ratings, reviews, and social media connections before you buy or Xchange.
- Confirm, rate and review transactions.
- Receive digital transaction receipts.



OTHER PROFILE
James M.
24 CONNECTIONS
CONNECT
Reviews:
View All

SEATXCHANGE

$5 FLAT FEE

- Buy
- Sell
- Xchange
- Cost-Share

= $5 REGARDLESS OF TICKET PRICE



CHANGE YOUR SEATS NOW
Los Angeles Lodgers vs Chicago Clubs
SELL YOUR TICKETS
BUY
CHANGE
FILTER
SECTION
James M.
$90/ea

SEATXCHANGE

GO ELECTRONIC

Snap a pic of your ticket and instantly:

- List your ticket for sale
- List your ticket for Xchange
- Transfer your ticket to a friend
- Use the ticket image for event entry!



TICKETS UPLOADED - 1/2
WRQPSHJ
MOBILE TICKET
PDF
LODGER STADIUM
Los Angeles Lodgers vs Chicago Clubs
SECTION
222
ROW
5
SEAT
4
SXC56354657-987453
Mobile Ticket
RETAKE

SEATXCHANGE

CONNECT, SHARE AND WIN

- Connect with friends and share plans, tickets, and costs.
- Connect with other fans and share the experience.
- Share proceeds with partner non-profits (optional).
- Share your referral code and win.



SHARE TICKETS
Los Angeles Lodgers vs Chicago Clubs
STEP 1: SELECT TICKETS TO SHARE
Section 222, Row 5, Seat 4
Section 222, Row 5, Seat 5
Section 222, Row 5, Seat 6
Section 222, Row 5, Seat 7
STEP 2: SHARE TICKETS BY
COST-SHARE
CONNECTIONS
FACEBOOK

Chat
Chat
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August 13, 2016

The idea is born

Due to a mix-up of seats at the Rams v. Cowboys game, Amir had his seats exchanged at halftime and was able to watch his favorite team drive on offense in back to back quarters.

September 13, 2016

SXC Live Inc. dba SEATXCHANGE incorporates

Delaware Corporation



United States Patent Application

December 3, 2016

Provisional Patent (Pending) In-Venue Verification System of Seating Rights

Allows for a peer-to-peer primary real-time marketplace



June 7, 2017

Pre-Registration Campaign

Users can pre-register (seatXchange.com) and win prizes and receive exclusive Xfan benefits.



BETA TESTERS WANTED

August 1, 2017 - September 1, 2017

Beta Test Launch (Los Angeles)

Three Beta Test Events (ANTICIPATED)



September 2, 2017

Public Launch to find Product Market Fit (Los Angeles)

First Event -- NFL Opening Weekend September 7, 2017 (ANTICIPATED)

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Meet the Founders





Amir Amini

Founder l President

Amir Amini is the Founder and President of SEATXCHANGE. He left a successful legal career spanning more than thirteen years to follow his dream and bring SEATXCHANGE to life. Most recently since 2012 Amir served as Senior Associate at Sanchez & Amador LLP's and led its Business & Real Estate Litigation Team where he represented companies and individuals in complex business litigation, commercial contracts, fraud, trademarks, trade secrets, copyrights, unfair competition, and defamation. Amir was named a Super Lawyer Rising Star in the field of Business Litigation for 8 of the past 9 years. Amir graduated cum laude, from the University of Michigan Law School in 2003, where he served as Associate Editor of the Michigan Telecommunications and Technology Law Review and was the starting shooting guard on the Intramural Graduate Basketball Championship team. With a love of sports and entertainment, Amir has attended over 1000 live events! Amir had the idea for SEATXCHANGE while attending a game where a series of bad circumstances turned into one of the best fan experiences of his life – he was able to switch sides at halftime and watch his team drive on offense the entire game. Amir quickly realized there are countless reasons why fans may want to exchange seats during an event, but there is no platform to do it. SEATXCHANGE offers a peer to peer marketplace where users can buy, sell and exchange seats at any time.

Robert Gleason

Head of User Acquisition

Director of Entertainment for SBE (2004-2015), a lifestyle hospitality company with hotels, restaurants, and nightclubs worldwide. In 2015, he became NERVO's (Forbes List highest paid) Manager. Part of Michigan State's 2001-2002 Men's Final Four Basketball Team.

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And the Rest of the Team



Dave Mathews

Advisor

Founder/CEO NewAer, Inc. Proximity Platform. Founder Big Imagination Foundation. Advisor - WireTheWorld, Ticket Fairy, & more. 76+ U.S. patents granted or pending.



Scot Richardson

Advisor

Two time successful entrepreneur. Co-founder/CEO CrowdTorch sold to Cvent (NYSE: CVT); Co-Founder Comedy-juice; Advisor to multiple start-ups.



Bob Sabouni

Advisor

In over a decade as Executive Vice President of Global Marketing & Partnerships for Marvel, Bob drove over a billion dollars in branded revenue and above the line marketing instrumental to Marvel's resurgence from bankruptcy.


ET IN THE

Brent Seals

Advisor

Founder/CEO of First Class Tickets, specializing in premium tickets for sports, concerts and theaters (2001-Present). Before founding FCT, Brent was a sales executive at PSP Publications (NBA Hoop Magazine) and on radio stations KFWB and KLAC.



Marvin Epstein

Advisor

Founding Partner Karma International and President I.A.T. Capital. Successful entrepreneur in finance, business development, brand marketing and event production. Clients include: MTV, World Cup Soccer, The Olympics, Coca-Cola, and NASCAR.



Jordan Edelson

Advisor

Forbes 30 under 30, seasoned entrepreneur, CEO/Founder of Appetizer Mobile. Technology news contributor to CNBC, Bloomberg and others. Partnered with Yankee Manager Joe Girardi on new mobile game. Director of Chic Sketch. Former CTO of H3 Enterprises Inc. (first publicly traded Hip-Hop Company).



Kenny "Babyface" Edmonds

Advisor

11-time Grammy Award® winner, multi-faceted pop/urban singer, songwriter and producer with multiple multi-platinum landmark albums. The prolific music man counts more than 200 top 10 R&B and over 50 top 10 pop hits (including 16 No. 1's), in turn, those stats have generated cumulative single and album sales of more than 600 million units worldwide. As co-founder with L.A. Reid of LaFace Records in 1989, Babyface nurtured the careers of such megastars as TLC, OutKast, Usher, and Toni Braxton. Awards/Honors include the Soul Train Music Awards, BMI Awards, NAACP Image Awards, American Music Awards, BET Walk of Fame Award, received a star on the Hollywood Walk of Fame in 2013, and was inducted into the 2017 Songwriter's Hall of Fame.



Paresh Ghelani

Advisor

As Chairman of BPG Motors, Pare[illegible] looking to introduce a whole new breed of off-road vehicles for sports enthusiasts and the military. BPG Motors, Paresh built and sold three other technology companies. With the vision of addressing the world's Grand Challenges through innovative approaches and making a large-scale difference in humanity, Paresh believes in achieving peace through prosperity. He is currently working to expand the highly successful XPRIZE platform to India and globally.

Offering Summary

Maximum Investment $10,000.00

Minimum Investment $250.00

Company	SXC Live Inc. dba SEATXCHANGE
Corporate Address	11601 Wilshire Blvd. Suite 500, Los Angeles, CA 90025
Description of Business	A low flat-fee, secure, easy-to-use mobile marketplace where fans can connect, share, buy, sell, and exchange tickets in real-time.
Type of Security Offered	Convertible Promissory Note
Purchase Price of Security Offered	

Minimum Investment Amount (per investor) $250.00 (US)

Convertible Note l Minimum $250.00 (US)

Note converts to equity when the company raises $500,000 or more in a priced round.

Maturity Date: December 31, 2021

$5M valuation cap

20% discount rate

0% yearly interest rate

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in SXC Live Inc. dba SEATXCHANGE. The number of shares you will receive in the future will be determined at the next equity round in which the Company issues capital equity in the Company to any venture capital, institutional or other investor(s) in an aggregate amount of at least $500,000.00. The highest conversion price per share is set based on a $5M company valuation cap or if less then you will receive a 20% discount on the price the new investors are purchasing. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest back from the company.

Perks

$500 — If you invest $500, you will receive seatXchange apparel and special promotions for users.

$1,000 — If you invest $1,000, in addition to the previous prizes, you will also receive a special mention on our website (www.seatXchange.com) thereby forever engraving your name in our company's history books.

$5,000 — If you invest $5,000, in addition to the previous prizes, you will also receive a VIP invite for you and a guest to our Red-Carpet Fan Appreciation Event where yo[illegible] mingle with celebrities, see performances by Babyface and other surprise guests, and meet our team.

$10,000 — If you invest $10,000, in addition to the previous prizes, you will also receive private transportation to the Red Carpet Fan Appreciation Event as well as a special invite for you and a guest to our Exclusive Fan-Appreciation After Party with no more than 100 guests in attendance.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not be[illegible] recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy o[illegible] adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

"It costs good money to go to a game, but sometimes what starts as this, end up more like this. But what if it didn't have to? What if there was an app that let you take control of where you sit? An app that lets you exchange seats with other fans so you can both maximize your experience. Or, what if there was an easy way to get closer to the action and stay within your budget? An app where you can pay or get paid to exchange seats? And you can share the costs with a friend. Bye bye back row! Or, what if you could sit closer to your favorite player? Or follow your favorite team at halftime? All you've got to do is pull out your phone, open seatXchange, and list your ticket. We'll notify you of a match. It's that easy! Because, let's face it, you deserve to get the most out of your event experience. With seatXchange you can sit where you want, when you want, and stay within your budget. SeatXchange, Join the Xfan Revolution!"

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.

Exhibit F
Additional Financial Documents - Convertible Promissory Note and Subscription Agreement

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-

LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. <u>Note Subscription</u>.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed %%MAX_FUNDING%% (the "Oversubscription Offering"). Providing that subscriptions for %%MIN_FUNDING%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the

Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION,

ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By:

	%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% ,

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31,2021 (the "Maturity Date").

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 0% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its preferred stock to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock resulting in gross proceeds to the Compnay of at least $500,000.00.

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.
For the purposes of this Note: "Sale of the Company" shall mean the consummation of any transaction or series of related transactions (including the acquisition of the Company by another entity and any reorganization, merger, consolidation or equity exchange, but excluding the sale of securities by the Company in a transaction whose sole purpose is to raise finlancing for the Company) that results in the shareholders of record of the Company immediately prior to the transaction or transactions holding less than fifty percent (50%) of the voting power of the Company or acquiring company, as applicable, immediately after the transaction or transactions, or which results in the sale of all or substantially all of the assets of the Company. In each such instance, subject to the acceleration option set forth below, the principal amount of the Note shall be automatically cancelled and converted into New Shares at a valuation of the Company equal to the lesser of (i) 80% of the Company post-money valuation attributable to the Company in connection with the Change of Control and (ii) the Valuation Ceiling; provided, however, that in the event of a Change of Control, in lieu of converting the Note into New Shares of the Company, the Investor may elect to accelerate the Maturity Date of the Note such that the outstanding principal shall become due and payable as of the effective date of the Change of Control.
Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.
Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.
Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.
Default. if there shall be any ***"Event of Default"*** hereunder, Default. Each of the following events shall be an "Event of Default" hereunder, provided, however that the Majority Holders may waive any Event of Default as set forth: (a) Failure to Pay. The Issuer fails to pay (i) when due any of the principal or interest on the due date hereunder or (ii) any other payment required under the terms of this Note on the date the same becomes due and payable and such failure to pay is not cured within ten (10) business days after the Issuer has received written notice from the Holder of the Issuer's failure to pay; or (b) Voluntary Bankruptcy or Insolvency Proceedings. The Issuer shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated in full or in part, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it or (vii) take any action for the purpose of effecting any of the foregoing; or (c) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Issuer or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Issuer or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered, or such case or proceeding shall not be dismissed or discharged within ninety (90) days of commencement; or (d) Covenant Breaches. Failure on the part of the Issuer to observe or perform any other material covenants or agreements on the part of the Issuer contained in the Purchase Agreement or this Note for a period of fifteen (15) days after the Issuer's receipt of written notice from the Holder specifying such failure; or (e) Representations and Warranties Breach. Any representation, warranty or statement of fact made by the Issuer in the Purchaser Agreement, or any other agreement, schedule, confirmatory assignment or otherwise in connection with the transactions contemplated hereby or thereby, shall when made or deemed made be false or misleading in any material respect; provided, however, that such failure shall not result in an Event of Default to the extent it is corrected by the Issuer within a period of thirty (30) days after the Issuer's receipt of written notice from the Holder specifying such failure. Rights of Holder Upon Default. Subject to the provisions in Sections 9 and 10 below, upon the occurrence or existence of any Event of Default (other than an Event of Default referred to in Sections 7(b) or 7(c) hereof) and at any time thereafter, the Holder may declare all outstanding principal and interest payable by the Issuer hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the Purchase Agreement to the contrary notwithstanding. Upon the occurrence or existence of any Event of Default described in Sections 7(b)

or 7(c) hereof, immediately and without notice, all outstanding principal and interest payable by the Issuer hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the Purchase Agreement to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, the Holder may exercise any other right, power or remedy granted to it by the Purchase Agreement or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles. Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: ____%%SUBSCRIBER_SIGNATURE%%____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%